Board Nomination Notice & Rule 14a-19 Notice
Charles & Colvard, Ltd. (CTHR)

To:
Corporate Secretary
Charles & Colvard, Ltd.
170 Southport Drive
Morrisville, NC 27560

From:
Duc Pham
3286 Vin Santo Ln
San Jose, CA 95148
Email: duc_pham01@yahoo.com
Cell: (408) 876-7071

Date: August 22, 2025

Board Nomination Notice Pursuant to Article II, Section 7 of the Bylaws and Rule 14a-19

Dear Corporate Secretary:

Pursuant to Article II, Section 7 of the Bylaws of Charles & Colvard, Ltd. (the "Company") and Rule 14a-19(b) under the Securities Exchange Act of 1934 (this letter constituting the required notice under each), I hereby give notice of my intent to nominate Duc Pham for election to the Board of Directors at the Company's 2025 annual meeting of shareholders (including any adjournments or postponements, the "Meeting"). Information required by Article II, Section 6 and Regulation 14A is provided in the annexes.

Rule 14a-19 solicitation statement. I intend to solicit proxies in support of the nominee and to furnish a universal proxy card listing all duly nominated candidates. I intend to solicit holders representing at least 67% of the voting power entitled to vote in the election of directors. We will promptly notify the Company of any change with respect to (i) our intent to solicit holders representing at least 67% of the voting power or (ii) the names of our nominees, consistent with Rule 14a-19(c).

Appearance. The undersigned intends to appear in person or by proxy at the Meeting to present this nomination.

Timing and updates. Given the six business days between the meeting announcement and mail delivery, this notice was prepared on an expedited basis to meet the deadline. If any item is incomplete or requires clarification, I respectfully request the opportunity to supplement it promptly.

Enclosed is a courtesy copy of the executed Proxy Voting Agreement; Schedule 13D (Accession No. 0001376474-25-000764) is available on EDGAR, the filed (and any amended) version controls, and we will promptly provide any additional information reasonably requested under the bylaws.

Commitment & collaboration. I respect the distinct roles of the Board and management. If elected, my goal is to support the Company's strategy and the CEO's leadership as a constructive, data-driven partner. If the independent directors and the CEO determine that targeted advisory support would be helpful on specific initiatives (e.g., design operations, cost/quality programs), I am available to contribute on a scoped, time-bound basis through the proper governance process and with any required public disclosure.

Annex A - Information Regarding the Nominee & Consent

Nominee: Duc Pham

Age: 49

Business Address: 969 Story Rd #6012, San Jose, CA 95122

Residence Address: 3286 Vin Santo Ln, San Jose, CA 95148

Principal Occupation/Employment (last 5 years):

- Apple Inc., Senior Engineer (October 2015-present)

Current Directorships and Committees:

- Infinitive Love Inc., Cofounder, Jewelry Designer, CFO and Director (August 2018-present)

Education:

- B.S., Electrical and Computer Engineering, University of California, Davis

Summary of Qualifications (Reg. 14A):

Mr. Pham is a professional jeweler, designer, and self-taught goldsmith with direct experience in gemstone setting, 3D design, and small-batch production. Through Infinitive Love Inc., he develops original, value-focused designs using certified lab-grown gemstones. His tenure as a Senior Engineer at Apple supports a disciplined, data-driven approach to operations and continuous improvement. He seeks to partner constructively with the Board and management and contribute in the following ways:

- Customer & product insight: Translate day-to-day consumer preferences into practical input on assortment, quality standards, and pricing architecture.

- Operational rigor: Apply engineering discipline to backlog/throughput, return rates, and cost control without compromising product integrity.

- Design resources & tooling: Efficiently manage jewelry design resources-including the 3D designer and associated CAD tools-to prioritize high-impact work and accelerate prototyping, enabling continuous, design-led enhancements to best-selling pieces.

- Design philosophy & attention to detail (Apple): Bring a user-first design mindset and meticulous attention to detail developed over years at Apple, applying those standards to product design, packaging, and customer experience.

- Hands-on setting → 3D design feedback: Convert bench-level setting learnings (e.g., prong geometry, seat tolerances, under-gallery support) into CAD refinements that reduce metal use and enhance stone security and durability.

- Responsible sourcing & trust: Support policies that underscore product authenticity, quality assurance, and transparent communication with customers and shareholders.

- Constructive governance: Engage respectfully, listen first, and collaborate toward decisions that balance growth, risk, and long-term shareholder value.

Arrangements/Understandings re Nomination/Service: None, other than as disclosed in Annex B and Annex C. Except as set forth in Annex B and Annex C, there are no arrangements or understandings between the nominating shareholder, the nominee, or any other person pursuant to which the nomination is being made, and no agreements regarding compensation or indemnification in connection with service as a director.

Nominee Consent to Serve: I consent to being named as a nominee and to serve as a director if elected.

Signature of Nominee: [signature]

Printed Name: Duc Pham

Date: August 22, 2025

Additional qualification acknowledgment: The nominee meets applicable director qualification criteria and agrees to furnish promptly any additional information the Board reasonably requests to establish compliance with Board-adopted standards and applicable listing standards.

Annex B - Required SEC/Bylaw Disclosures

Schedule 13D. A Schedule 13D was filed August 22, 2025. The Reporting Person (Duc Pham) beneficially owns 4.99% of the Company's outstanding shares and holds an irrevocable, meeting-limited voting proxy over 144,000 shares from Don Pham (voting rights only, no dispositive power). The proxy agreement has been publicly filed as Exhibit A to the Schedule 13D and remains effective through the conclusion of the 2025 Meeting.

On May 1, 2025, Don Pham's mother, in her capacity as CEO of Infinitive Love Inc. (formerly Don and Kim Corp), executed a board resolution and signed a gift agreement authorizing the transfer of 144,000 shares of Common Stock to Don Pham. On the same day, Don Pham executed a Statement of Independent Ownership affirming that he retains full beneficial ownership of the shares and is not acting in concert with any other person with respect to their disposition or use beyond the scope of any proxy. The gift transfer was processed and recorded in Don Pham's E*TRADE account on May 5, 2025, at which point he accepted full economic and dispositive rights.

On August 20, 2025, Don Pham and his father, Duc Pham, entered into a Proxy Voting Agreement, under which Don granted irrevocable voting authority only over these 144,000 shares to Duc. The proxy was entered into voluntarily and for consideration of $10,000 paid by Duc Pham. It was not requested by the Company or its officers or directors, and does not affect Don's economic ownership. Don retains full beneficial and dispositive rights over the shares.

By virtue of this proxy, Mr. Pham may be deemed to beneficially own such shares under Rule 13d-3(a) and/or be deemed part of a "group" with Don Pham under Rule 13d-5(b)(1). Mr. Pham disclaims beneficial ownership of these shares except to the extent of any pecuniary interest.

Record-holder status. The undersigned is a shareholder of record with 50 shares registered in book-entry form with Equiniti (DRS), recorded on August 22, 2025, and intends to remain a shareholder of record through August 29, 2025 (the record date) and through the date of the Meeting.

Participants in the solicitation (14A):

- Duc Pham - Nominee and participant

- Don Pham - Participant solely by virtue of granting an irrevocable voting proxy

- Address: 2100 5th St Unit 302-E, Davis, CA 95618

- Education/Occupation: Undergraduate student, B.S. in Computer Science (in progress), UC Davis

- Beneficial ownership: 144,000 shares of Common Stock. Don Pham has granted the undersigned voting authority over 144,000 shares and retains all economic and dispositive rights.

Transactions (past 24 months) - Don Pham:

Date	Type	Shares	Price	Broker/Transfer Agent
05/05/2025	Gift Transferred	144,000	N/A	E*TRADE - Individual (gifted from Infinitive Love Inc.)

No nomination compensation or indemnification. Except as disclosed herein, the Participants have no agreements, arrangements or understandings with any person concerning compensation, reimbursement or indemnification in connection with this nomination or service as a director.

Voting arrangements. Other than the irrevocable voting proxy from Don Pham disclosed above, the Participants have no agreements, arrangements or understandings with any shareholder, nominee or other person regarding the voting of shares, giving or withholding of proxies, or the selection of the nominee.

No disqualifying events. During the past ten (10) years, neither the nominee nor any Participant has been subject to any event described in Item 401(f) of Regulation S-K.

Questionnaires & policies. The nominee agrees to promptly complete any director and officer questionnaires reasonably requested by the Company and to comply with applicable corporate governance, code of conduct, insider trading, and confidentiality policies for directors.

Rule 14a-19(f) certification. The Participants will deliver the certification required by Rule 14a-19(f) (regarding compliance with the 67% solicitation requirement) no later than five (5) calendar days before the Meeting.

Costs of Solicitation. The Participants will bear the entire cost of this solicitation. We estimate total expenses, including legal, printing/mailing, data and administrative costs, to be approximately $25,000, of which approximately $13,000 has been incurred to date. We do not intend to seek reimbursement from the Company for these expenses.

Annex C - Beneficial Ownership and Transactions in Company Securities (Past 24 Months)

Class: Common Stock, $0.001 par value

Aggregate beneficial ownership (Duc Pham, as of Aug 25, 2025): 155,900 shares of Common Stock (aggregate of record and street-name holdings shown below; no derivatives; no current shorts/borrows).

- Common shares (record): 50 (Equiniti DRS)

- Common shares (street name): 130,850 (E*TRADE), 25,000 (Fidelity)

- Derivatives/rights: None

- Short positions/borrowed: None

Transactions (past 24 months) - Duc Pham:

Date	Buy/Sell	Shares	Average Price	Broker/Transfer Agent
08/22/2025	DRS Transferred	50	22.5	Equiniti - Shareholder of Record
04/24/2025	Bought	51,000	0.45	E*TRADE - Individual
04/24/2025	Bought	5,000	0.50	E*TRADE - Roth IRA
04/24/2025	Bought	3,000	0.50	E*TRADE - IRA
04/23/2025	Bought	25,000	0.52	Fidelity - Apple 401k
04/23/2025	Bought	10,000	0.54	E*TRADE - Roth IRA
04/23/2025	Bought	9,800	0.54	E*TRADE - IRA
03/13/2025	Bought To Cover	5,000	0.98	E*TRADE - Individual
02/13/2025	Bought To Cover	5,000	1.33	E*TRADE - Individual
12/16/2024	Bought To Cover	5,000	1.66	E*TRADE - Individual
10/23/2025	Bought To Cover	5,000	1.28	E*TRADE - Individual
06/27/2024	Sold Short	5,000	1.78	E*TRADE - Individual
06/13/2024	Sold Short	5,000	1.93	E*TRADE - Individual
05/31/2024	Sold Short	5,000	2.12	E*TRADE - Individual
05/20/2024	Sold Short	5,000	2.36	E*TRADE - Individual
05/20/2024	Sold	5,000	2.42	E*TRADE - IRA
05/16/2024	Bought	2,500	0.30	E*TRADE - Individual
05/16/2024	Bought	1,500	0.30	E*TRADE - Roth IRA
05/16/2024	Bought	7,000	0.30	E*TRADE - IRA
12/28/2023	Sold	11,500	0.41	E*TRADE - Roth IRA
12/28/2023	Sold	17,000	0.41	E*TRADE - IRA
12/27/2023	Sold	2,500	0.40	E*TRADE - Individual
11/10/2023	Bought	15,000	0.29	E*TRADE - Individual
11/10/2023	Bought	13,715	0.31	E*TRADE - Roth IRA

Date	Buy/Sell	Shares	Average Price	Broker/Transfer Agent
11/10/2023	Bought	20,000	0.30	E*TRADE - IRA
11/09/2023	Bought	15,000	0.29	E*TRADE - Individual
11/09/2023	Bought	1,285	0.31	E*TRADE - Roth IRA
11/09/2023	Bought	6,916	0.30	E*TRADE - IRA
11/08/2023	Bought	333	0.33	E*TRADE - IRA
11/06/2023	Bought	15,000	0.34	E*TRADE - Individual
11/03/2023	Bought	11,251	0.33	E*TRADE - IRA
10/16/2023	Bought	7,441	0.39	E*TRADE - Roth IRA
10/16/2023	Bought	25,000	0.40	E*TRADE - IRA
10/13/2023	Bought	25,000	0.39	E*TRADE - Individual
10/13/2023	Bought	17,559	0.39	E*TRADE - Roth IRA

Signature

Dated: August 22, 2025

This notice, including Annexes A-C, is submitted and certified by the undersigned.

Signature of Nominating Shareholder: _____

Printed Name: Duc Pham

Date: _August 22, 2025_